SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                   3rd Quarter Financials ending June 30, 1999

                               Alexa Ventures Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                        Form 20-F |X|       Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes |X|       No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Alexa Ventures Inc.


Date: August 25, 1999                       Mr. Gerry A. Racicot
                                            President

                                      ALEXA
                                  VENTURES INC.

PRESS RELEASE
September 1, 1999
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                                     TSE:AXA
                                  OTC BB:ALVEF

ALEXA GAINING FURTHER INTERNET PRESENCE AS JUNO AND EIGER LABS FORM PROMOTIONAL
                                    ALLIANCE
Companies offer new Juno Web subscribers 100% rebate on popular MP3 music player

STRATFORD, ONTARIO, SEPTEMBER 1, 1999 -- Alexa Ventures' (TSE:AXA,) President and CEO, Gerry Racicot, said today the announced promotional alliance between Juno Online Services, Inc. (NASDAQ: JWEB), a provider of Internet-related services to millions of computer users throughout the United States, and Eiger Labs, Inc. will greatly strengthen Alexa's Internet presence.

On July 19, 1999, Alexa entered into a Letter of Intent to purchase 64% of Eiger Labs. The purchase is now only subject to regulatory approval.

"The purchase of Eiger Labs is an outstanding opportunity for Alexa as today's promotional alliance between Eiger and Juno shows. We fully intend to be a major Internet participant and Eiger gives us the platform to do it," stated Racicot.

Under the terms of the arrangement, buyers of Eiger's F-20V MP3 Player, which has a suggested list price of $119.99, will be eligible to receive a $120 mail-in rebate when they sign up for a one-year subscription to Juno's full Internet access service, Juno WebSM.

"The agreement with Juno is part of our plan to provide our customers with the best value," said Y. K. Kim, president of Eiger. "Through the joint promotion with Juno, we intend to significantly expand the market share of the MP3 Player, which is already one of the most popular digital music devices on the market."

Eiger's F-20V MP3 Player comes with 32MB of memory, representing 35 minutes of CD-quality music. Additional memory can be furnished by a SmartMedia flash memory card. Eiger's MP3 Player weighs only 2.4 ounces and comes with Mega bass support, stereo earphones, an AC adapter, a leather belt-clip, and all necessary cables and software to load the player with music from either the Internet or compact discs.

"We're happy to be working with Eiger Labs to provide consumers with a high-value offer," said Michael Yavonditte, a vice president for business development at Juno. "Not only will our new subscribers be getting fast, reliable Web access, they'll also be getting a cutting-edge piece of hardware that happens to be a lot of fun to use."

Eiger's F-20V MP3 Player will be available at Onsale, Amazon.com, Egghead.com, and other participating nationwide retailers.

About Eiger Labs, Inc.

Eiger Labs, Inc., founded in 1994, provides a wide variety of PC card and desktop peripherals. With a full spectrum of storage, multimedia, connectivity, and communications products, the company supplies computer users with high-quality solutions that are easy to use. Eiger peripherals and hardware help increase client productivity by making it possible for them to better communicate, message, connect to, and store data from alternate locations.

About Juno Online Services, Inc.

Juno Online Services, Inc. is a provider of internet-related services to millions of computer users throughout the United States. The company offers several levels of service, ranging from basic dial-up Internet e-mail--which is provided to the end user for free--to full, competitively priced access to the World Wide Web. Since the launch of Juno's basic e-mail service in April 1996, more than 7.2 million total Juno accounts have been created. Juno's revenues are derived primarily from the subscription fees charged for certain billable services, from the sale of advertising, and from direct sale of products to Juno subscribers.

                        DIRECTORS OF ALEXA VENTURES INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THIS PRESS RELEASE WAS PREPARED BY THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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                                  818 Erie St.
                              Stratford, ON N4Z 1A2
           Tel: 519-273-0503 Fax: 519-273-1684 Tor Tel: (905) 454-8880